UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Whole Earth Brands, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

96684W100
(CUSIP Number)

Keith Goodman c/o Notch View Capital Management, LLC 360 NW 27th Street, 8th Floor Miami, Florida 33127 Telephone Number: (212) 796-4954
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	96684W100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Notch View Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,510,898

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,510,898

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,510,898

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	96684W100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Notch View Capital, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,193,684

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,193,684

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,193,684

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	96684W100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Notch View Capital Long Only, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

317,214

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

317,214

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,214

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.7%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	96684W100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Notch View Capital GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,510,898

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,510,898

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,510,898

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	96684W100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Keith Goodman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,510,898

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,510,898

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,510,898

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

HC, IN

CUSIP No.	96684W100

Item 1.	Security and Issuer.

The name of the issuer is Whole Earth Brands, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 125 S. Wacker Drive, Suite 1250, Chicago, Illinois 60606. This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by Notch View Capital Management, LLC, a Delaware limited liability company (“Notch View”), Notch View Capital, LP, a Delaware limited partnership (“Capital”), Notch View Capital Long Only, LP, a Delaware limited partnership (“Long Only”), Notch View Capital GP, LLC, a Delaware limited liability company (the “GP”), and Keith Goodman (“Goodman”), a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 360 NW 27th Street, 8th Floor, Miami, Florida 33127.

(c)	Goodman is the managing member of Notch View. The principal business of Notch View is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Notch View is the investment manager to Capital and Long Only and the GP is the general partner of Capital and Long Only. The principal business of Capital and Long Only is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of Capital and Long Only, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.

The Reporting Persons anticipate having conversations with members of the Issuer's management and board of directors regarding possible ways to enhance shareholder value. The topics of these conversations will cover a range of issues, potentially including those relating to the business of the Issuer, capital allocation, mergers, acquisition and disposals, balance sheet management, board composition, investor communication, and corporate governance. The Reporting Persons may also have similar conversations with other stockholders of the Issuer and other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the board of directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, and/or engaging in hedging or similar transactions with respect to the Shares.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

Notch View:

As of the date hereof, Notch View may be deemed to be the beneficial owner of 2,510,898 Shares, constituting 5.9% of the Shares*.

Notch View has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,510,898 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,510,898 Shares.

Capital:

As of the date hereof, Capital may be deemed to be the beneficial owner of 2,193,684 Shares, constituting 5.1% of the Shares*.

Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,193,684 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,193,684 Shares.

Long Only:

As of the date hereof, Long Only may be deemed to be the beneficial owner of 317,214 Shares, constituting 0.7% of the Shares*.

Long Only has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 317,214 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 317,214 Shares.

GP:

As of the date hereof, the GP may be deemed to be the beneficial owner of 2,510,898 Shares, constituting 5.9% of the Shares*.

The GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,510,898 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,510,898 Shares.

Goodman:

As of the date hereof, Goodman may be deemed to be the beneficial owner of 2,510,898 Shares, constituting 5.9% of the Shares*.

Goodman has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,510,898 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,510,898 Shares.

The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Exhibit B.

*The outstanding Shares figure reflects 42,850,915 Shares outstanding as reported in the Issuer’s 10-Q filed by the Issuer on November 9, 2023.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2023
(Date)

Notch View Capital Management, LLC *

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

Notch View Capital, LP*

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member
Notch View Capital Long Only, LP*

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

Keith Goodman*

By:	/s/ Keith Goodman

Notch View Capital GP, LLC*

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated December 29, 2023, relating to the Common Stock, par value $0.0001 per share, of Whole Earth Brands, Inc. shall be filed on behalf of the undersigned.

December 29, 2023
(Date)

Notch View Capital Management, LLC

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

Notch View Capital, LP

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

Notch View Capital Long Only, LP

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

Keith Goodman

By:	/s/ Keith Goodman

North View Capital GP, LLC

By:	/s/ Keith Goodman
Name: Keith Goodman
Title: Managing Member

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

11/9/2023	Common Stock, par value $0.0001 per share	60,000		$2.84
11/9/2023	Common Stock, par value $0.0001 per share	260,000		$2.84
11/13/2023	Common Stock, par value $0.0001 per share		30,000	$3.00
11/16/2023	Common Stock, par value $0.0001 per share	68,000		$3.31
12/1/2023	Common Stock, par value $0.0001 per share	350,000		$3.30
12/22/2023	Common Stock, par value $0.0001 per share		9,500	$3.46
12/26/2023	Common Stock, par value $0.0001 per share		40,000	$3.46